Exhibit 99.1

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,163,928	16,844	13,015
Accounts receivable, net	887	413,873	319,800
Other current assets	69,501	111,427	86,100
Total current assets	1,234,316	542,144	418,915

Non-current assets
Intangible assets, net	66,930	-	-
Plant and equipment, net	422	1,499	1,158
Right-of-use assets, net	13,761	65,694	50,762
Total non-current assets	81,113	67,193	51,920

TOTAL ASSETS	1,315,429	609,337	470,835

LIABILITIES
Current liabilities
Accounts payable	189	-	-
Accruals and other current liabilities	1,105,195	653,903	505,271
Income tax payables	574	79,753	61,625
Working capital loan from a related party	3,151,736	3,242,408	2,505,409
Operating lease liabilities, current	11,921	38,818	29,995
Total current liabilities	4,269,615	4,014,882	3,102,300

Non-current liabilities
Operating lease liabilities, non-current	2,132	27,090	20,932
Total non-current liabilities	2,132	27,090	20,932

TOTAL LIABILITIES	4,271,747	4,041,972	3,123,232

COMMITMENT AND CONTINGENCIES (NOTE 13)	-	-	-

SHAREHOLDERS’ DEFICIT
Class A Ordinary shares, US$0.0005 par value, 75,000,000 shares authorized, 14,866,470 shares issued as of December 31, 2025 and June 30, 2026.	9,741	9,741	7,527
Class B Ordinary shares, US$0.0005 par value, 25,000,000 shares authorized, 10,433,340 shares issued as of December 31, 2025 and June 30, 2026.	6,883	6,883	5,318
Additional paid in capital	20,698,481	20,698,481	15,993,716
Accumulated losses	(23,946,201)	(24,449,985)	(18,892,504)
Accumulated other comprehensive income	274,778	302,245	233,546
Total shareholders’ deficit	(2,956,318)	(3,432,635)	(2,652,397)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,315,429	609,337	470,835

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30
	2025	2026	2026
	Unaudited	Unaudited	Unaudited
	S$	S$	US$
Revenue	63,337	619,397	478,608

Purchases and other direct costs	(56,996)	(90,299)	(69,774)
Employee benefits expenses	(779,586)	(230,517)	(178,120)
Professional fees	(648,659)	(422,128)	(326,178)
Depreciation and amortization expenses	(25,373)	(13,375)	(10,335)
Operating lease expenses	(64,657)	(24,326)	(18,797)
Other expenses	(209,193)	(115,671)	(89,379)
Loss from operations	(1,721,127)	(276,919)	(213,975)

Non-operating income (expense):
Other income (expense), net	(17,252)	(45,009)	(34,777)
Loss on disposal of plant and equipment	-	(302)	(233)
Loss on write-off of intangible assets	-	(53,976)	(41,707)
Interest expense	(106,223)	(47,917)	(37,025)
Total non-operating expense, net	(123,475)	(147,204)	(113,742)

Loss before tax expense	(1,844,602)	(424,123)	(327,717)
Income tax expense	-	(79,661)	(61,554)
Net loss	(1,844,602)	(503,784)	(389,271)

Other comprehensive income:
Foreign currency translation, net of income tax	7,475	27,467	19,851
Total comprehensive loss	(1,837,127)	(476,317)	(369,420)

Net loss attributable to THE GROWHUB LIMITED	(1,844,602)	(503,784)	(389,271)
Net loss	(1,844,602)	(503,784)	(389,271)

Net comprehensive loss attributable to THE GROWHUB LIMITED	(1,837,127)	(476,317)	(369,420)
Net comprehensive loss	(1,837,127)	(476,317)	(369,420)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.09)	(0.02)	(0.02)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	21,549,810	25,299,810	25,299,810

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated losses	comprehensive income	Total
		S$		S$	S$	S$	S$	S$
For the six months ended June 30, 2025
Balance as of December 31, 2024	11,116,470	7,333	10,433,340	6,883	5,021,933	(6,745,614)	39,277	(1,670,188)
Acquisition of subsidiary under common control	-	-	-	-	(227,574)	-	-	(227,574)
Net loss	-	-	-	-	-	(1,844,602)	-	(1,844,602)
Foreign currency translation	-	-	-	-	-	-	7,475	7,475
Balance as of June 30, 2025	11,116,470	7,333	10,433,340	6,883	4,794,359	(8,590,216)	46,752	(3,734,889)
For the six months ended June 30, 2026
Balance as of December 31, 2025	14,866,470	9,741	10,433,340	6,883	20,698,481	(23,946,201)	274,778	(2,956,318)
Net loss	-	-	-	-	-	(503,784)	-	(503,784)
Foreign currency translation	-	-	-	-	-	-	27,467	27,467
Balance as of June 30, 2026	14,866,470	9,741	10,433,340	6,883	20,698,481	(24,449,985)	302,245	(3,432,635)

		US$		US$	US$	US$	US$	US$

Balance as of June 30, 2026	-	7,527	-	5,318	15,993,716	(18,892,504)	233,546	(2,652,397)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

THE GROWHUB LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30
	2025	2026	2026
	Unaudited	Unaudited	Unaudited
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,844,602)	(503,784)	(389,271)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,373	13,375	10,335
Working capital loan interest	106,223	47,917	37,025
Loss on disposal of plant and equipment	-	302	233
Intangible assets written off	-	53,976	41,707
Operating lease expenses	64,657	24,326	18,797
Change in operating assets and liabilities:
Account receivables	135,707	(412,998)	(319,124)
Inventories	5,102	-	-
Other current assets	259,294	(41,166)	(31,809)
Account payables	(14,358)	(565)	(437)
Accruals and other payables	120,574	(453,074)	(350,090)
Income taxes payable	(617)	78,225	60,444
Operating lease liabilities	(61,389)	(24,405)	(18,858)
Net cash used in operating activities	(1,204,036)	(1,217,871)	(941,048)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(100,301)	(1,799)	(1,390)
Acquisition of subsidiary under common control	(227,574)	-	-
Net cash used in investing activities	(327,875)	(1,799)	(1,390)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of working capital loan	(1,639,153)	(2,209,759)	(1,707,481)
Proceeds from working capital loan	3,245,153	2,243,996	1,733,936
Deferred offering costs	(340,655)	-	-
Net cash from financing activities	1,265,345	34,237	26,455

Effect of exchange rate change on cash and cash equivalents	(4,583)	38,349	29,631
Net change in cash and cash equivalents	(271,149)	(1,147,084)	(886,352)
Cash, cash equivalents - beginning of period	546,288	1,163,928	899,367
Cash, cash equivalents - end of period	275,139	16,844	13,015
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	617	480	371

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

F-4

1	Organization and business overview

THE GROWHUB LIMITED (the “Company”) is an investment holding company incorporated on April 12, 2024. The Company through its subsidiaries provide product traceability, data analytics, and product trading facilitation.

The Company operates at the intersection of technology and supply chain management, focusing on enhancing product traceability and authenticity while prioritizing innovation and sustainability. The business focused on carbon solution services.

The GrowHub Platform, the flagship offering, leverages blockchain technology hosted on the Polygon network to revolutionize product tracing, offering traceability, anti-counterfeit, and carbon management solutions. The product trading division facilitates seamless placement of products in retail outlets and online channels, driving revenue growth and market expansion for partners. Through these initiatives, the Company aims to enhance transparency, efficiency, and sustainability across the food supply chain.

The Company is headquartered in Singapore.

Organization and reorganization

In August 2024, the Company completed a reorganization of GrowHub Innovations Singapore under common control of its then existing shareholders, who collectively owned all the equity interests of GrowHub Innovations Singapore prior to the reorganization. Prior to the re-organization, GrowHub Innovations Singapore was directly and indirectly owned and controlled by Chan Choon Yew, Lester and the other existing shareholders with 48.41% and 51.59% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among, Chan Choon Yew, Lester and other existing shareholders, the Company, GrowHub (BVI) and GrowHub Innovations Singapore whereby GrowHub Innovations Singapore ultimately became a wholly-owned subsidiary of GrowHub (BVI), and GrowHub (BVI) became a wholly owned subsidiary of the Company, and Chan Choon Yew, Lester (directly and indirectly) and the other existing shareholders became the beneficial owners of the Company with percentage ownerships of 48.41% (representing 10,433,340 Class B shares) and 51.59% (representing 11,116,470 Class A shares), respectively. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Chan Choon Yew, Lester and the other existing shareholders remained the same immediately before and immediately after the re-organization, as such, the accompanying financial statements include the results of operations of GrowHub Innovations Singapore for two operating periods in accordance with guidance set forth in ASC 805-50-45-2 to 5. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The consolidated financial statements are prepared based on the basis that the reorganization has been accounted for as a business combination among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

F-5

1	Organization and business overview (continued)

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
THE GROWHUB LIMITED	April 12, 2024	100%	Cayman Island	Investment holding
THE GROWHUB INNOVATIONS COMPANY LIMITED	April 12, 2024	100%	British Virgin Islands	Investment holding
The GrowHub Innovations Company Pte Ltd	August 17, 2020	100%	Singapore	Investment holding
GrowHub Carbon Pte Ltd (FKA GrowHub (Apac) Pte Ltd)	January 6, 2020	100%	Singapore	Investment holding
GrowHub Capital Pte Ltd (FKA GrowHub Distribution (Singapore) Pte Ltd)	February 11, 2020	100%	Singapore	Distributor of Agri-culture products in Singapore and rest of Asia
GrowHub Vietnam Limited Liability Company	October 9, 2024	100%	Vietnam	Blockchain services (product authentication and tracing) and data
GrowHub Malaysia Sdn Bhd	February 28, 2022	100%	Malaysia	Distributor of Agri-culture products in Malaysia
GrowHub Technologies Pte Ltd	March 23, 2022	100%	Singapore	Blockchain services (product authentication and tracing) and data
GrowHub Japan Co., Ltd	July 30, 2021	100%	Japan	Distributor and trading of Agri-culture products in Japan

GrowHub Vietnam Limited Liability Company is undergoing voluntary deregistration in Vietnam. The deregistration has not been completed as of the reporting date, and the subsidiary remains consolidated in the Company’s unaudited condensed consolidated financial statements.

GrowHub Malaysia Sdn Bhd was legally dissolved effective September 1, 2026. The entity was consolidated in the Company’s unaudited condensed consolidated financial statements as of June 30, 2026, as the dissolution occurred subsequent to the balance-sheet date. Loss of control and de-consolidation took place upon such effective dissolution date, refer to Note 14.

2	Summary of significant accounting policies

These unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC for interim reporting. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included.

Significant accounting policies followed by the Company in the preparation of its accompanying unaudited condensed consolidated financial statements are summarized below.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Comparative Information

Certain prior period amounts in the condensed consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications were immaterial and had no effect on the previously reported net loss, total comprehensive loss, shareholders’ deficit or cash flows.

F-6

2	Summary of significant accounting policies (continued)

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for six-month period ended June30, 2025 and 2026. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Going concern

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis. For the six months ended June 30, 2026, the Company incurred a net loss of S$503,784 (US$389,271). As of June 30, 2026, its current liabilities exceeded the current assets by S$3,472,738 (US$2,683,385) and the Company had an accumulated deficit of S$24,449,985 (US$18,892,504). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the unaudited condensed consolidated financial statements are issued. The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on the continuing financial support from its largest financial sponsor. Management believes that the Company will be able to negotiate with the largest financial sponsor for favorable concessions on payment terms, delay repayment period and payment due amount in the next 12 months.

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, professional service revenue estimated for various projects, the useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Valuation of Underwriter’s Warrant

The Company used the Black-Scholes option pricing model to estimate the fair value of the Underwriter’s Warrant issued in connection with the Company’s initial public offering. The valuation required management to make significant estimates and assumptions, including expected volatility, expected term, risk-free interest rate and dividend yield. Expected volatility was determined based on the historical volatility of selected comparable publicly traded companies due to the Company’s limited trading history. Changes in these assumptions could materially impact the estimated fair value of the warrant.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore and United States.

F-7

2	Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and June 30, 2026, management believes that the Company’s other current assets are not impaired.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines whether an arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use the underlying assets over the lease term, and operating lease liabilities represent its obligation to make lease payments.

Operating lease ROU assets and lease liabilities are recognized at the lease commencement date. Lease liabilities are initially measured at the present value of lease payments not yet paid over the lease term. When the interest rate implicit in a lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date. ROU assets are initially measured at the amount of the lease liabilities, adjusted for lease payments made at or before commencement, lease incentives received and initial direct costs, as applicable. Operating lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected, as an accounting policy for office space leases, not to separate non-lease components from the associated lease components and instead accounts for each lease component and its associated non-lease components as a single lease component.

The Company leases office space and equipment under operating leases that include renewal options exercisable at the Company’s discretion. Renewal periods are included in the lease term when the Company is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise renewal options upon the occurrence of events or changes in circumstances requiring reassessment under ASC 842. Changes in the lease term resulting from such reassessments are reflected in the remeasurement of the lease liabilities and corresponding adjustments to the ROU assets.

F-8

2	Summary of significant accounting policies (continued)

Leases

Lease modifications are accounted for as separate contracts when the applicable criteria under ASC 842 are met. Modifications that are not accounted for as separate contracts result in reassessment of lease classification and remeasurement of the lease liabilities, with corresponding adjustments to the ROU assets and recognition of any applicable gain or loss.

Operating lease ROU assets are presented separately on the condensed consolidated balance sheets. Operating lease liabilities are classified as current or non-current based on the timing of the related payments. The Company’s lease agreements do not contain material residual value guarantees or material restrictive covenants.

The Company has elected not to recognize ROU assets and lease liabilities for qualifying short-term leases with a lease term of 12 months or less at commencement and without a purchase option that the Company is reasonably certain to exercise. Lease payments for these leases are generally recognized as expense on a straight-line basis over the lease term.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Plant and equipment	Lesser of lease term or expected useful life

Computer Equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The useful life of the intangible assets is assessed to be finite. Amortization is computed using the straight-line method over the estimated useful life as follows:

Software	5 years

The software cost is primarily attributable to the GrowHub Platform, a traceability blockchain technology solution. The GrowHub Platform stands as the cornerstone of the Company’s operations, serving as the main business and flagship offering. Costs incurred in relation to individual projects are capitalized only when the future economic benefit of the project is probable and the following main conditions are met: (i) the development cost can be measured reliably, (ii) the technological feasibility of the product has been established and (iii) it is the intention of management to complete the intangible asset and use it.

As of June 30, 2026, all intangible assets had been fully written off, and a loss on write-off of intangible assets of S$ 53,976 was recognized during the period.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including plant and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2025 and June 30, 2026, no impairment of long-lived assets was observed and recognized. There is direct write-off if the long-lived assets was totally obsolete.

F-9

2	Summary of significant accounting policies (continued)

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accruals and other current liabilities, and working capital loan from a related party approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

Professional service revenue

Professional service revenue is generated through one-time or non-recurring projects with existing or new customers. Consultancy advisory services include feasibility studies and proposal of technology solutions that enhance the customers’ distribution networks and outreach of their products or services in Asia. Other projects include customized development works for specific needs of the clients, AI-based data analytics and market intelligence. A written service agreement detailing the scope of consultancy advisory services, defined milestones, performance obligations delivery, contractual value, and payment terms, is signed by both customer and the Company (service provider) prior to the commencement of the project. The service revenue contract is priced at a fixed fee rate for each performance obligation. The chargeable fee is based on a competitive market rate for a similar service offer. The revenue is recognized upon achieving the agreed project milestones and fulfilling the contractual obligations.

F-10

2	Summary of significant accounting policies (continued)

Sales of goods

Transaction-based revenue is generated through delivery of identified goods to customers at the agreed price. The Company acts as a pass-through and therefore minimizes the risk of inventory. Customers place orders via the Company’s in-house ecommerce platform or external ecommerce marketplaces. Upon successful delivery of non-defective goods and acceptance of the goods in the original state with no demand of refund or good return by the customer, revenue is recognized.

Consignment sales

Acting as principal

Transaction-based revenue is generated through the sale of goods to end customers, at the point control transfers under a consignment arrangement. The Company acts as the principal, retaining control and inventory risk until the sale is made. Revenue is recognized at the agreed retail price less any applicable consideration paid to the consignee (e.g., commission or fees) upon the completion of the sales transaction to the end customer.

Acting as agent

Transaction-based revenue is generated through assisting the Consignor (i.e. Supplier) to place out its product portfolio over the distribution network of Consignee (channel partners). Upon the successful delivery and acceptance of goods by the end customer, an agreed-upon agency fee is deposited into the Company’s designated bank account. Consignment sales is recognized at net basis upon the completion of the sales transaction to the final consumer.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company operates as a single reportable segment in Singapore. The Company’s long-lived assets are all located in Singapore and substantially all monitoring and control activities of its operations are conducted in Singapore. Therefore, no geographic information is presented. The Chief Operating Decision Maker (“CODM”), reviews financial performance and allocates resources based on the Company’s financial statements, using a single measure of operating profit and a total expense amount. The Company’s CODM, Lester Chan did not regularly review the expense categories by detailed classification. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

Concentrations and credit risk

The Company maintains cash with banks in Singapore and United States. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation. Cash deposits maintained with financial institutions in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable statutory limits of $250,000 per depositor, per insured bank.

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations of its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the six months ended June 30, 2026, Customer A, Customer B and Customer C accounted for 36.4%, 31.8%, and 27.3% of the Company’s total revenue, respectively. All revenue from these customers is reported within the Company’s single operating and reportable segment.

F-11

2	Summary of significant accounting policies (continued)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

Related parties

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars, Malaysia Ringgit, Vietnam Dong and Japanese Yen.

Convenience translation

Translations of the unaudited condensed consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$0.7727 = S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2025 and for the six months ended June 30, 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. Potentially dilutive securities consisting of 375,000 underwriter’s warrants outstanding as at June 30, 2026 were excluded from diluted EPS because their effect is anti-dilutive per ASC 260-10-50.

F-12

2	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards. As result of the election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require public business entities to provide additional disaggregated disclosures for certain income statement expense captions. In January 2025, the FASB issued ASU 2025-01 to clarify the effective dates of ASU 2024-03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance may have on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments require an entity involved in an acquisition transaction effected primarily by exchanging equity interests, in which the legal acquiree is a variable interest entity that meets the definition of a business, to consider the factors in ASC 805-10-55-12 through 55-15 in determining which entity is the accounting acquirer. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, and are applied prospectively to acquisition transactions that occur after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, and ASU 2025-12, Codification Improvements. The Company is currently evaluating the impact these standards may have on its consolidated financial statements and related disclosures.

Except as described above, the Company does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on its consolidated financial statements.

3	Accounts receivable, net

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
Accounts receivable	887	413,873	319,800
Less: Allowance for credit losses	-	-	-
Accounts receivable, net	887	413,873	319,800

Under the terms of certain service agreements, overdue accounts receivable bear interest at 1.5% per month. No such interest was charged or recognized during the six months ended June 30, 2026. As of the date of these unaudited condensed consolidated financial statements, no amounts had been collected from the accounts receivable balance outstanding as of June 30, 2026.

4	Other current assets

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
Prepayments	61,760	103,542	80,007
Deposits	7,738	6,538	5,052
Goods and Services Tax receivables	3	1,347	1,041
	69,501	111,427	86,100

F-13

5	Intangible assets, net

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
Software	129,543	-	-
Total	129,543	-	-
Less: accumulated amortization	(62,613)	-	-
Net book value	66,930	-	-

Amortization expense for the six months ended June 30, 2026 was S$12,954 (US$10,010). As of June 30, 2026, all intangible assets had been fully written off, and a loss on write-off of intangible assets of S$53,976 was recognized during the period.

6	Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has 2 office premises and 1 office equipment lease agreements with lease terms ranging from 2 to 5 years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of December 31, 2025 and June 30, 2026, the Company had the following non-cancellable lease contracts:

Description of lease	Lease term
Office leases at Paya Lebar Quarter in Singapore	2 years
Photocopier machine	5 years

(a) Amount recognized in the unaudited condensed consolidated balance sheet:

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
Right-of-use assets	13,761	65,694	50,762
Lease liabilities
- Current	11,921	38,818	29,995
- Non-current	2,132	27,090	20,932
	14,053	65,908	50,927

b) A summary of lease cost recognized in the Company’s unaudited condensed consolidated statements of operations is as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
Amortization of right-of-use assets	103,888	23,156	17,893
Interest on lease liabilities	12,184	1,170	904
Gain on lease termination	9,555	-	-

F-14

6	Leases (continued)

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of June 30, 2026 were as follows:

	Minimum lease payment
	S$	US$
Twelve months ending December 31,
2026 remaining	20,443	15,796
2027	40,885	31,592
2028	7,090	5,479
Total future minimum lease payments	68,418	52,867
Less: imputed interest	(2,510)	(1,939)
Present value of operating lease liabilities	65,908	50,927
Less: current portion	(38,818)	(29,995)
Long-term portion	27,090	20,932

The following summarizes other supplemental information about the Company’s lease as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025	As of June 30, 2026
	Audited	Unaudited
Weighted average discount rate	5%	4.32%
Weighted average remaining lease term	0.33 years	1.76 years

Supplemental cash-flow information for leases: For the six-months ended June 30, 2026, amortization of operating-lease right-of-use assets amounted to S$23,156 and imputed interest on operating-lease liabilities amounted to S$1,170. These represent non-cash items included within operating lease expenses in the consolidated statements of operations. In the consolidated statement of cash flows prepared using the indirect method, these non-cash components are aggregated within the single line “Operating lease expenses” in the reconciliation of net loss to net cash used in operating activities.

7	Accruals and other current liabilities

	December 31, 2025	June 30, 2026	June 30, 2026
	Audited	Unaudited	Unaudited
	S$	S$	US$
Accruals	230,842	48,896	37,782
Contract liabilities	428,559	29,110	22,493
Other payables
- Professional fee payables	445,794	575,897	444,996
Total	1,105,195	653,903	505,271

Contract liabilities primarily consist of amounts billed to customers in advance of revenue recognition. The Company recognizes revenue when the related services are performed and the performance obligations are satisfied. During the six months ended June 30, 2026, revenue of S$74,585 was recognized that was included in the contract liabilities balance as at December 31, 2025.

F-15

8	Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on April 12, 2024. As of December 31, 2025 and June 30, 2026, our authorized share capital was US$50,000 divided into 75,000,000 Class A ordinary shares and 25,000,000 Class B ordinary shares at par value US$0.0005 per share.

As of June 30, 2026, the Company had 14,866,470 Class A ordinary shares and 10,433,340 Class B ordinary shares outstanding. These shares were retroactively restated to the beginning of the first period presented.

Underwriter’s Warrant

In connection with the Company’s initial public offering consummated on August 27, 2025, the Company issued an underwriter’s warrant (the “Underwriter’s Warrant”) to Alexander Capital, L.P. pursuant to the underwriting agreement dated August 27, 2025.

The Underwriter’s Warrant entitles the holder to purchase up to 375,000 Class A ordinary shares of the Company at an exercise price of $5.00 per share, subject to customary anti-dilution adjustments. The warrant becomes exercisable on February 24, 2026 and expires on August 27, 2030. As of June 30, 2026, the Underwriter’s Warrant remained outstanding and had not been exercised by the holder.

The warrant includes a cashless exercise feature and contains customary provisions related to stock splits, stock dividends, recapitalizations and similar events.

The Company evaluated the warrant under ASC 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity,” and concluded that the warrant qualifies for equity classification because:

-	the warrant is indexed to the Company’s own stock;
-	the warrant provides for physical or net share settlement;
-	the exercise price and number of shares are fixed; and
-	the warrant does not contain provisions that could require cash settlement.

Accordingly, the warrant was classified as equity and recorded within additional paid-in capital. The Company determined the fair value of the Underwriter’s Warrant using the Black-Scholes option pricing model. The fair value of the warrant at issuance was approximately $450,000 and was recorded as an offering cost, resulting in a corresponding reduction to additional paid-in capital.

The following assumptions were used in the valuation of the Underwriter’s Warrant at issuance:

Assumption	Amount
Share price	$4.00
Exercise price	$5.00
Expected volatility	60%
Risk-free interest rate	4.0%
Expected term	4.5 years
Dividend yield	0%

The fair value measurement of the warrant was classified as a Level 3 fair value measurement under ASC 820 due to the use of significant unobservable inputs.

As the warrant is classified as an equity instrument, no subsequent remeasurement is required.

9	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and June 30, 2026:

Name of related parties	Relationship with the Company
Chan Michael @ Chan Soong Cheam	Father of Chan Choon Yew Lester, the Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors
Chan Lester @ Chan Choon Yew	The Founder, Director, Chief Executive Officer, and Chairman of the Board of Directors

As of June 30, 2026, the Company had a working capital loan payable to a related party of S$3,242,408 (US$2,505,409), classified as a current liability. No balances were due from related parties.

Chan Lester @ Chan Choon Yew signed a loan agreement of up to S$8 million loan on January 10, 2025 and provided a working capital loan to The GrowHub Innovations Company Pte. Ltd. and other related entities in the Group a total outstanding balance of S$3,242,408 as of June 30, 2026. The working capital loan is unsecured and bears interest at 3.0% per annum. The working capital loan is repayable within 60 calendar days on demand, and the Company may prepay the loan in whole or in part at any time without penalty.

F-16

10	Revenue

For the six-month periods ended June 30, 2025 and 2026, revenue recognized was S$63,337 and S$619,397, respectively. Revenue is derived primarily from professional service revenue related to our carbon solution service.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	June 30,2025	June 30, 2026	June 30, 2026
	Unaudited	Unaudited	Unaudited
	S$	S$	US$
Over time	38,535	619,397	478,608
Point in time	24,802	-	-
Total revenues	63,337	619,397	478,608

11	Other income (expense), net

Amounts presented in this note correspond to the non-operating line item “Other income (expense), net” in the unaudited condensed consolidated statements of operations and comprehensive loss. For the six-month periods ended June 30, 2025 and 2026, other income (expense), net recognized were S$ (17,252) and S$ (45,009), respectively.

12	Income taxes

Cayman Islands and British Virgin Islands

The Company and its subsidiary, The GrowHub Innovations Company Limited are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The GrowHub Innovations Company Pte. Ltd., GrowHub Carbon Pte. Ltd. (fka GrowHub (Apac) Pte. Ltd.) are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Japan

GrowHub Japan Co., Ltd, the subsidiary, is considered Japan tax resident enterprise under Japan tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determine under Japan tax laws and accounting standards at a statutory tax rate of 15%. The subsidiary has no operating profit or tax liabilities for the six months ended June 30, 2025 and 2026.

The income-tax expenses for the six-month periods ended June 30, 2025 and June 30, 2026 were nil and S$79,661, respectively. The difference between the statutory tax rate and the effective tax rate is primarily attributable to tax losses incurred during the periods. Management has assessed the recoverability of deferred tax assets and recorded a full valuation allowance against all deferred tax assets, as it is more-likely-than-not that such deferred tax assets will not be realized. Accordingly, no deferred tax assets were recognized as of June 30, 2025 and 2026. The Company has recorded a full valuation allowance against all deferred tax assets, as management concludes it is more-likely-than-not that the deferred tax assets will not be realized. Accordingly, no deferred tax benefit was recognized in the periods presented.

F-17

13	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancellable operating leases as of June 30, 2026. Please refer to section headed “Leases” set forth in the Notes to the Unaudited Condensed Consolidated Financial Statements.

As of December 31, 2025 and June 30, 2026, the Company did not have any capital commitments and contingencies.

14	Subsequent events

These unaudited condensed consolidated financial statements have been authorized for issuance by the Company’s management. Management has evaluated subsequent events through November 9, 2026, being the date the unaudited condensed financial statements were available for issuance, in accordance with ASC 855 Subsequent Events. No material subsequent events have been identified requiring adjustment to the recognized amounts in these financial statements other than those disclosed below.

Capital Stock

As of December 31, 2025, the Company’s authorized share capital was US$50,000, represented by 75,000,000 Class A ordinary shares and 25,000,000 Class B ordinary shares at a par value of US$0.0005 per share. At the extraordinary general meeting on August 6, 2026, shareholders approved an increase in authorized share capital to US$2,525,000, consisting of 5,000,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares with the same par value of US$0.0005 per share.

Proposed Acquisition of EnChem America, Inc.

On July 14, 2026, the Company entered into a merger agreement to acquire EnChem America, Inc., an entity engaged in battery electrolyte business, through a share exchange transaction. The agreed equity value of EnChem for purposes of the Merger is a minimum of US$400,000,000, represented by the issuance of 100,000,000 Class A ordinary shares at a purchase price of US$4.00 per share.

In connection with the Merger, the Company is proposing a 1-for-10 reverse share split (share consolidation) of all of its authorized, issued and unissued Class A and Class B ordinary shares. This reverse share split is a proposed matter to be submitted for shareholder approval at the extraordinary general meeting scheduled for November 12, 2026 (Singapore time). If approved, every ten existing Class A or Class B ordinary shares with a par value of US$0.0005 will be consolidated into one Class A or Class B ordinary share with a par value of US$0.005. Upon the reverse share split, the total authorized share capital of the Company remains unchanged at US$2,525,000. The change is only a reallocation between the number of authorized shares and par value per share: the total number of authorized ordinary shares will decrease from 5,050,000,000 to 505,000,000 (comprising 500,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares), while the par value per share increases proportionally.

Nasdaq Listing Hearing and Conditional Exemption

The Company attended the Nasdaq hearing regarding the proposed delisting on July 16, 2026, and received a conditional exemption ruling from the Nasdaq Hearing Panel on July 29, 2026. The exemption is subject to a material requirement: the Company must demonstrate full compliance with Nasdaq initial listing standards by December 2, 2026. Failure to meet such requirement may result in revocation of the exemption and resumption of delisting proceedings.

Dissolution of GrowHub Malaysia Sdn Bhd

Subsequent to June 30, 2026, GrowHub Malaysia Sdn Bhd was legally dissolved effective 1 September 2026. Loss of control occurred on such dissolution date; accordingly, this subsidiary was de-consolidated after the balance-sheet date. No material gain or loss arose upon dissolution. Upon de-consolidation, the cumulative foreign currency translation adjustment related to this subsidiary recorded in accumulated other comprehensive income will be reclassified to net loss in the period of dissolution.

F-18